Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021	2022	2021
Revenue	5	$11,667	$10,178	$22,528	$19,154
Cost of revenue		(4,047)	(3,948)	(8,197)	(7,307)
Gross profit		7,620	6,230	14,331	11,847
Research and development costs		(8,990)	(6,385)	(18,465)	(12,565)
Selling and marketing costs		(8,235)	(7,573)	(16,099)	(12,455)
General and administrative costs		(14,697)	(8,224)	(29,078)	(16,857)
Other operating income, net		223	28	211	52
Operating loss		(24,079)	(15,924)	(49,100)	(29,978)
Finance expense, net		(608)	(2,426)	(841)	(865)
Loss before income taxes		(24,687)	(18,350)	(49,941)	(30,843)
Income tax benefit (expense)		6	(40)	(227)	(215)
Loss for the period		(24,681)	(18,390)	(50,168)	(31,058)
Attributable to the owners of the parent		$(24,681)	$(18,390)	$(50,168)	$(31,058)

Basic and diluted loss per share	7	$(0.39)	$(0.38)	$(0.78)	$(0.64)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Loss for the period	$(24,681)	$(18,390)	$(50,168)	$(31,058)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(5,028)	2,302	(6,989)	(4,721)
Total items that may be reclassified to profit or loss	(5,028)	2,302	(6,989)	(4,721)
Items that will not be reclassified to profit or loss (net of tax)
Remeasurement of defined benefit plans	1,336	—	1,764	—
Total items that will not be reclassified to profit or loss	1,336	—	1,764	—
Other comprehensive (loss) income for the period	(3,692)	2,302	$(5,225)	$(4,721)
Total comprehensive loss for the period	$(28,373)	$(16,088)	$(55,393)	$(35,779)
Attributable to owners of the parent	$(28,373)	$(16,088)	$(55,393)	$(35,779)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$178,901	$192,962
Term deposits		37,712	72,357
Accounts receivable	5,6	6,647	6,278
Inventory		5,756	5,729
Prepaids and other current assets		5,580	5,529
Total current assets		234,596	282,855
Non-current assets
Property and equipment		4,659	4,663
Intangible assets		17,896	15,673
Right-of-use assets	8	14,661	11,292
Deferred tax assets		1,649	1,990
Other non-current assets		3,761	3,700
Total non-current assets		42,626	37,318
Total assets		$277,222	$320,173
Liabilities and equity
Current liabilities
Accounts payable		$7,425	$6,737
Accrued expenses		16,396	15,972
Deferred contract revenue		5,186	4,069
Lease liabilities, current portion	8	1,954	1,813
Other current liabilities		—	12
Total current liabilities		30,961	28,603
Non-current liabilities
Lease liabilities, net of current portion	8	14,808	11,246
Defined benefit pension liabilities		2,869	4,453
Other non-current liabilities		469	471
Total non-current liabilities		18,146	16,170
Total liabilities		49,107	44,773
Equity
Share capital		3,464	3,328
Share premium		471,623	470,887
Treasury shares		(121)	—
Other reserves		14,671	12,539
Accumulated deficit		(261,522)	(211,354)
Total equity		228,115	275,400
Total liabilities and equity		$277,222	$320,173
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of January 1, 2022		$3,328	$470,887	$—	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	(50,168)	(50,168)
Other comprehensive loss		—	—	—	(5,225)	—	(5,225)
Total comprehensive loss		—	—	—	(5,225)	(50,168)	(55,393)
Share-based compensation	10	—	—	—	7,360	—	7,360
Transactions with owners							—
Share capital increase		—	—	—	—	—	—
Vesting of restricted stock units		—	—	3	(3)	—
Issuance of shares to be held as treasury shares		136	—	(136)	—	—	—
Exercise of share options		—	736	12	—	—	748
As of June 30, 2022		$3,464	$471,623	$(121)	$14,671	$(261,522)	$228,115

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	Shares	reserves	deficit	Total
Balance at April 1, 2022		$3,464	$470,943	$(133)	$14,477	$(236,841)	$251,910
Loss for the period		—	—	—	—	(24,681)	(24,681)
Other comprehensive loss		—	—	—	(3,692)	—	(3,692)
Total comprehensive loss		—	—	—	(3,692)	(24,681)	(28,373)
Share-based compensation	10	—	—	—	3,889	—	3,889
Transactions with owners							—
Share capital increase		—	—	—	—	—	—
Vesting of restricted stock units		—	—	3	(3)	—	—
Issuance of shares to be held as treasury shares		—	—	—	—	—	—
Exercise of share options		—	680	9	—	—	689
As of June 30, 2022		$3,464	$471,623	$(121)	$14,671	$(261,522)	$228,115

		Share	Share	Other	Accumulated
	Notes	capital	premium	reserves	deficit	Total
As of January 1, 2021		$2,460	$227,429	$8,300	$(137,679)	$100,510
Loss for the period		—	—	—	(31,058)	(31,058)
Other comprehensive loss		—	—	(4,721)	—	(4,721)
Total comprehensive loss		—	—	(4,721)	(31,058)	(35,779)
Share-based compensation	10	—	—	1,836	—	1,836
Transactions with owners
Exercise of share options		69	4,458	—	—	4,527
As of June 30, 2021		$2,529	$231,887	$5,415	$(168,737)	$71,094

		Share	Share	Other	Accumulated
	Notes	capital	premium	reserves	deficit	Total
Balance at April 1, 2021		$2,469	$228,037	$1,916	$(150,347)	$82,075
Loss for the period		—	—	—	(18,390)	(18,390)
Other comprehensive loss		—	—	2,302	—	2,302
Total comprehensive loss		—	—	2,302	(18,390)	(16,088)
Share-based compensation	10	—	—	1,197	—	1,197
Transactions with owners						—
Exercise of share options		60	3,850	—	—	3,910
As of June 30, 2021		$2,529	$231,887	$5,415	$(168,737)	$71,094
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Six months ended June 30,
	Notes	2022	2021
Operating activities
Loss before tax		$(49,941)	$(30,843)
Adjustments for non-monetary items
Depreciation		1,778	892
Amortization		797	490
Interest expense		377	1,937
Interest income		(158)	(8)
Expected credit loss allowance	6	158	(335)
Share-based compensation	10	7,360	1,836
Movements in provisions, pensions, and government grants		386	600
Research tax credit		(732)	(278)
Working capital changes
Increase in accounts receivable		(791)	(910)
Decrease (increase) in prepaids and other assets		474	(1,070)
Increase in inventory		(284)	(482)
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		3,543	2,067
Cash used in operating activities
Interest paid		(67)	(244)
Interest received		155	3
Net cash flows used in operating activities		(36,945)	(26,345)
Investing activities
Purchase of property and equipment		(1,266)	(1,245)
Acquisition of intangible assets		(1,009)	(70)
Capitalized development costs		(2,774)	(1,641)
Proceeds upon maturity of term deposits and short-term investments		42,337	—
Purchase of term deposits and short-term investments		(10,585)	—
Net cash flow provided from (used in) investing activities		26,703	(2,956)
Financing activities
Proceeds from exercise of share options		759	4,527
Payments of IPO transaction costs		—	(318)
Repayments of borrowings		—	(3,167)
Payments of principal portion of lease liabilities		(938)	(509)
Net cash flow provided from (used in) financing activities		(179)	533
Decrease in cash and cash equivalents		(10,421)	(28,768)
Effect of exchange differences on cash balances		(3,640)	(3,370)
Cash and cash equivalents at beginning of the year		192,962	74,625
Cash and cash equivalents at end of the period		$178,901	$42,487
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a limited liability cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA Platform.”
As of June 30, 2022, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on August 9, 2022.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three and six months ended June 30, 2022, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021.
Accounting policies
The significant accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2021, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.
Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable to the expected annual profit or loss of each of the Company entities.

Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
In July 2021, the Company designated $30 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. The Company expects to continue to designate this cash balance for this sole use under the current D&O Policy.
Recent accounting new standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2022 the Annual Improvements to International Financial Reporting Standards (“IFRS”) Standards 2018–2020 (“Annual Improvements”) and the narrowed scope of the (“IFRS”) 3, Business Combinations (“IFRS 3”), IAS 16, Property, plant, and equipment (“IAS 16”), and IAS 37, Provisions, contingent liabilities, and contingent assets (“IAS 37”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the improvements had no impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The Company expects the amendment to have an immaterial impact on the financial statements.
There are no other IFRS or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgement
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual consolidated financial statements under “Critical estimates and judgements”.
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Translation of foreign currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Share split
On June 30, 2021, the Company effected a one-to-twenty share split of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these interim condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
Initial public offering
In July 2021, the Company completed its initial public offering (“IPO”) in the United States on the Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “SOPH”. Trading on the Nasdaq commenced on at market open on July 23, 2021. The Company completed the IPO of 13,000,000 ordinary shares, at an IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the IPO, net of underwriting discounts and commissions and offering expenses, was $211.7 million. Immediately prior to the completion of the IPO, all then outstanding shares of preferred shares were converted into 24,561,200 shares of ordinary shares on a one-to-one basis.
Concurrent with the IPO, the Company closed a private placement, in which it sold 1,111,111 ordinary shares to an affiliate of GE Healthcare at a price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the private placement, net of offering expenses, was $19.6 million.
On August 25, 2021, the underwriters of the IPO elected to exercise in part their option to purchase an additional 519,493 ordinary shares (“greenshoe”) at the IPO price of $18.00 per share, par value $0.05 (CHF 0.05). The aggregate net proceeds received from the greenshoe, net of underwriting discounts and commissions and offering expenses, was $8.5 million.
Issued share capital
As of June 30, 2022, the Company had issued 66,453,719 shares of which, 64,153,719 are outstanding and 2,300,000 are held by the Company as treasury shares. As of December 31, 2021, the Company had issued outstanding shares of 63,915,164.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. As of June 30, 2022, the Company held 2,300,000 treasury shares. The Company held no treasury shares in 2021.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of June 30, 2022, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable

•Other non-current assets—lease deposits and lease receivable
Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities
In the three and six months ended June 30, 2022, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.
3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2021. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
EMEA	$8,541	$8,008	$16,616	$15,253
NORAM	1,558	1,195	3,193	2,073
LATAM	687	510	1,360	1,034
APAC	881	465	1,359	794
Total	$11,667	$10,178	$22,528	$19,154
Revenue streams

The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
SOPHiA Platform	$11,223	$9,823	$21,653	$18,562
Workflow equipment and services	444	355	875	592
Total revenue	$11,667	$10,178	$22,528	$19,154
Contract assets and liabilities
The timing of revenue recognition and billings can result in accrued contract revenue, which are presented within accounts receivable in the unaudited interim condensed consolidated balance sheet.
Accrued contract revenue
Accrued contract revenue is related to unbilled SOPHiA Platform analyses for which all performance obligations are fulfilled and are recorded in accounts receivable. As of June 30, 2022, and December 31, 2021, accrued contract revenue was $1.0 million and $0.7 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of June 30, 2022 and December 31, 2021, respectively.
Deferred contract costs
As of June 30, 2022, and December 31, 2021, deferred contract costs were less than $0.1 million and $0.1 million, respectively.
6. Accounts receivable
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	June 30, 2022	December 31, 2021
Accounts receivable	$8,228	$7,717
Lease receivable	171	237
Allowance for expected credit losses	(1,752)	(1,676)
Net accounts receivable	$6,647	$6,278
The following table provides a roll-forward of the allowance for expected credit losses for the six months ended June 30, 2022 and 2021, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2022	2021
As of January 1	$1,676	$2,664
Increase	280	742
Reversals	(128)	(1,077)
Currency translation differences	(76)	(70)
As of June 30	$1,752	$2,003

As of June 30, 2022 and December 31, 2021, the Company’s largest customer’s balance represented 9% and 18% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $3.1 million and $4.6 million as of June 30, 2022 and December 31, 2021, respectively.
7. Loss per share
Share data have been revised retrospectively to give effect to the share split explained in Note 1, “Basis of preparation - Share split” and “Basis of presentation – Initial Public Offering”.
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are shares owned by the Company. The table presents the loss for three and six months ended June 30, 2022 and 2021, respectively (in USD thousands, except shares and loss per share):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net loss attributed to shareholders	$(24,681)	$(18,390)	$(50,168)	$(31,058)
Weighted average number of shares in issue	64,089,566	48,917,028	63,991,145	48,468,831
Basic and diluted loss per share	$(0.39)	$(0.38)	$(0.78)	$(0.64)
For the three and six months ended June 30, 2022 and 2021, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.
8. Leases
Rolle office
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.

9. Borrowings
Revolving credit facility
On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse Group AG for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of June 30, 2022, the Company had no borrowings outstanding under the Credit Facility.
10. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Research and development	$755	$85	$1,140	$142
Sales and marketing	378	160	768	296
General and administrative	2,756	952	5,452	1,398
Total	$3,889	$1,197	7,360	1,836
11. Related party transactions
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of six Executive Officers and Directors and seven Non-Executive Directors as of June 30, 2022. Key management personnel are comprised of four Executive Officers and Directors and six Non-Executive Directors as of June 30, 2021.
Compensation for key management and non-executive directors recognized during the period comprised (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and other short-term employee benefits	$533	$344	$1,086	$852
Pension costs	49	16	99	35
Share-based compensation expense	2,491	887	4,760	1,266
Other compensation	80	46	153	90
Total	$3,153	$1,293	$6,098	$2,243
On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from $4.22 (CHF 4.00) to $3.33 (CHF 3.15). The Company calculated the fair value of these options using the same approach as that used to value share options granted since September 2020, which resulted in an increase of $0.1 million. This incremental cost is now being recognized as an expense over the period from March 25, 2021, until the end of the vesting period of the original grant in 2022.
12. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were available to be issued. There were no material subsequent events.